As filed with the Securities and Exchange Commission on July 23, 2018

Registration No. 333-225844

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1

Post-Effective Amendment No. __

ALPS SERIES TRUST

(Exact name of Registrant as Specified in Charter)

1290 Broadway, Suite 1100

Denver, Colorado 80203

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number: (303) 623-2577

Richard C. Noyes, Esq., Secretary

ALPS Series Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

(Name and Address of Agent for Service)

With copies to:

Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, CO 80202

Title of Securities Being Registered: Class A and Institutional Class shares of the American Independence Global Tactical Allocation Fund and the American Independence Kansas Tax-Exempt Bond Fund, each a series of the Registrant.

No filing fee is required because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of shares.

Approximate Date of Proposed Public Offering: The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 for ALPS Series Trust incorporates by reference the Prospectus, Statement of Additional Information, and Part C contained in the Registrant’s Registration Statement on Form N-14 which was filed with the Commission on June 22, 2018 (Accession No: 0001398344-18-009317).

This Pre-Effective Amendment is being filed for the sole purpose of delaying the effectiveness of the Registration Statement under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver, and State of Colorado, on July 23, 2018.

ALPS SERIES TRUST
(Registrant)

By:	/s/ Jeremy O. May
President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Jeremy O. May	President, Trustee and Principal	July 23, 2018
Jeremy O. May	Executive Officer

/s/ Ward D. Armstrong	Trustee and Chairman	July 23, 2018
Ward D. Armstrong*

/s/ J. Wayne Hutchens	Trustee	July 23, 2018
J. Wayne Hutchens*

/s/ Patrick Seese	Trustee	July 23, 2018
Patrick Seese*

/s/ Kimberly R. Storms	Treasurer and Principal Financial	July 23, 2018
Kimberly R. Storms	Officer

*	Signature affixed by Richard C. Noyes pursuant to a Power of Attorney dated June 14, 2018.